UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          DADE BEHRING HOLDINGS, INC.
                          ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 per share
                          -----------------------------
                         (Title of Class of Securities)

                                    23342J206
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2003
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 23342J206                                            Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                              a.       [ ]
                                              b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                    [  ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
Number of                                      4,577,515
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     4,577,515
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,577,515

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [  ]

13       Percent of Class Represented By Amount in Row (11)
                                            11.43%

14       Type of Reporting Person (See Instructions)
                  BD, IA, PN

                                  SCHEDULE 13D

CUSIP No. 23342J206                                            Page 3 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                             a.       [ ]
                                             b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                    [  ]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
Number of                                        0
  Shares
Beneficially                8
  Owned By                                Shared Voting Power
    Each                                         4,577,515
Reporting                   9
    Person                                Sole Dispositive Power
    With                                         0

                            10            Shared Dispositive Power

                                                 4,577,515

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,577,515

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [  ]

13       Percent of Class Represented By Amount in Row (11)
                                            11.43%

14       Type of Reporting Person (See Instructions)
                  HC

                                  SCHEDULE 13D

CUSIP No. 23342J206                                            Page 4 of 6 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                              a.       [ ]
                                              b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                    [  ]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
Number of                                          0
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                         4,577,515
    Each
Reporting                   9             Sole Dispositive Power
    Person                                         0
    With
                            10            Shared Dispositive Power
                                                   4,577,515

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,577,515

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [  ]

13       Percent of Class Represented By Amount in Row (11)
                                            11.43%

14       Type of Reporting Person (See Instructions)
                  HC

                                                               Page 5 of 6 Pages


     This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.01 per share ("Shares"), of Dade Behring Holdings, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated December 2, 2002 and Amendment No. 1 thereto, dated December 2, 2002 (together, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that certain Post-Bankruptcy Senior Notes (as defined herein) held for the account of the Reporting Persons were sold as more fully described in Item 6 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.


     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

         ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

         iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

     This statement relates to Shares held for the accounts of Angelo, Gordon and certain private investment funds (the "Funds") for which Angelo, Gordon acts as general partner and/or investment adviser.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Issuer's Plan of Reorganization, certain creditors of the Issuer, including the Funds, were issued Shares to satisfy approximately $650 million of pre-bankruptcy indebtedness on the part of the Issuer and certain of its wholly-owned direct and indirect subsidiaries, including Dade Behring, Inc. In addition, holders of certain pre-bankruptcy senior debt, including the Funds, also were issued Senior Subordinated Notes due 2010 in the aggregate principal amount of $315.3 million (the "Post-Bankruptcy Senior Notes") by the Issuer pursuant to the Plan of Reorganization. As a result, the Funds received an aggregate amount of $23,673,052 of the Post-Bankruptcy Senior Notes. In a series of transactions ending on May 30, 2003, the Funds sold the Post-Bankruptcy Senior Notes held for their accounts.

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

                                                               Page 6 of 6 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:    May 30, 2003                               ANGELO, GORDON & CO., L.P.

                                                    By:      AG Partners, L.P.
                                                             Its General Partner

                                                    By: /s/ Michael L. Gordon
                                                        ----------------------
                                                    Name: Michael L. Gordon, Jr.
                                                    Title: General Partner

Date:    May 30, 2003                               JOHN M. ANGELO


                                                    /s/ John M. Angelo
                                                    -------------------------

Date:    May 30, 2003                               MICHAEL L. GORDON


                                                    /s/ Michael L. Gordon
                                                    -------------------------